Filed Pursuant to Rule 433
Registration No. 333-167811
February 7, 2011
Delta Air Lines, Inc. (“Delta”)
(NYSE Symbol: DAL)

Securities:	Pass Through Certificates, Series 2010-2B (the “Class B Certificates”)

Amount:	$134,646,000

Preliminary Prospectus Supplement:	Delta has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated February 7, 2011 (the “Preliminary Prospectus Supplement”), which includes additional information regarding the Class B Certificates. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class B Certificates that they be rated by Moody’s and Standard & Poor’s at not less than the ratings set forth in the table below:

Moody’s:	Ba3
Standard & Poor’s:	BB

The issuance of the Class B Certificates is also subject to receipt of written confirmation from Moody’s and Standard & Poor’s that the issuance of the Class B Certificates would not result in a reduction, withdrawal or suspension of the ratings of the Class A Certificates.

Public Offering Price:	100%

CUSIP:	247817 AA7

ISIN:	US247817AA73

Coupon/Stated Interest Rate:	6.75%

Make-Whole Spread over Treasuries:	0.50%

Depositary Rating:	The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of Aaa from Moody’s and AA from Standard & Poor’s and Short-Term Ratings of P-1 from Moody’s and A-1+ from Standard & Poor’s.

Class B Liquidity Provider Rating:	The Class B Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Class B Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Available Amount under the Class B Liquidity Facility at November 23, 2011[1]:	$13,632,908

Initial “Maximum Commitment” under the Class B Liquidity Facility:	$13,632,908

Underwriters’ Purchase Commitments:
Morgan Stanley & Co. Incorporated:	$44,882,000
Deutsche Bank Securities Inc.:	$44,882,000
Goldman, Sachs & Co.:	$44,882,000

Underwriting Commission:	$1,514,768

Concession to Selling Group Members:	0.50%

Discount to Broker/Dealers:	0.25%

Transfer Restrictions for Class B Certificates:	The Class B Certificates will be subject to transfer restrictions. They may be sold only to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933 (as amended), for so long as they are outstanding.

Underwriting Agreement:	February 7, 2011

Settlement:	February 14, 2011 (T+5) closing date,
the 5th business day following the date hereof.

A rating is not a recommendation to purchase, hold or sell the Class B Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Class B Issuance Date by Moody’s and Standard & Poor’s to the Class B Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Morgan Stanley toll-free 1-866-718-1649 (institutional investors), Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or Goldman, Sachs & Co. toll-free 1-866-471-2526.

[1]	The first Regular Distribution Date to occur after the Outside Termination Date, which is the last date that all Aircraft may be subjected to the financing of this offering.